UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30432 / March 21, 2013

In the Matter of   :
                                                    :
TRIANGLE CAPITAL CORPORATION   :
3700 Glenwood Avenue, Suite 530   :
Raleigh, NC 27612   :
                                                    :
(812-14077)   :
                                                    :

ORDER UNDER SECTIONS 6(c), 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Triangle Capital Corporation ("Triangle") filed an application on September 14, 2012, and
amendments to the application on November 30, 2012, February 21, 2013 and February 27,
2013, requesting an order under sections 6(c), 57(a)(4) and 57(i) of the Investment Company Act
of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by section 57(a)(4) of the Act. The order would amend a prior order[1] to
increase the amount of restricted common stock issued annually to each of Triangle's non-
employee directors.

On February 28, 2013, a notice of the filing of the application was issued (Investment Company
Act Release No. 30410). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that participation by Triangle in the proposed arrangement is consistent with
the provisions, policies and purposes of the Act and is on a basis no less advantageous than that
of other participants.

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[1] Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (Feb. 20, 2008) (notice)
and 28196 (Mar. 18, 2008) (order), *as amended by* Triangle Capital Corporation, Investment Company
Act Release Nos. 28692 (Apr. 13, 2009) (notice) and 28718 (May 5, 2009) (order).

Accordingly,

IT IS ORDERED, under sections 6(c), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Triangle Capital Corporation (File No. 812-14077) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary